
COGNEX CORPORATION

NOTICE OF SPECIAL MEETING IN LIEU OF
THE 2003 ANNUAL MEETING OF STOCKHOLDERS
April 24, 2003


To the Stockholders:

A Special Meeting of the Stockholders of COGNEX CORPORATION in lieu of the 2003 Annual Meeting of Stockholders will be held on Thursday, April 24, 2003, at 10:00 a.m., local time, at the offices of Goodwin Procter LLP, 53 State Street, Boston, Massachusetts, for the following purposes:

1. To elect two directors, each to serve for a term of three years, all as more fully described in the accompanying Proxy Statement.

2. To consider and act upon any other business which may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 14, 2003 as the record date for the meeting. All stockholders of record on that date are entitled to receive notice of and to vote at the meeting.

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING IN PERSON. IF YOU ATTEND THE MEETING YOU MAY CONTINUE TO HAVE YOUR SHARES VOTED AS INSTRUCTED IN THE PROXY OR YOU MAY WITHDRAW YOUR PROXY AT THE MEETING AND VOTE YOUR SHARES IN PERSON.

By Order of the Board of Directors

Anthony J. Medaglia, Jr., *Clerk*

Natick, Massachusetts
March 21, 2003

COGNEX CORPORATION
One Vision Drive
Natick, Massachusetts 01760

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Cognex Corporation (the "Corporation") for use at the Special Meeting in Lieu of the 2003 Annual Meeting of Stockholders to be held on Thursday, April 24, 2003, at the time and place set forth in the accompanying notice of the meeting, and at any adjournments or postponements thereof. This Proxy Statement is first being sent to stockholders on or about March 21, 2003.

If the enclosed proxy is properly executed and returned, it will be voted in the manner directed by the stockholder. If no instructions are specified with respect to any particular matter to be acted upon, proxies will be voted in favor thereof. Any person giving the enclosed form of proxy has the power to revoke it by voting in person at the meeting, by giving written notice of revocation to the Clerk of the Corporation at any time before the proxy is exercised, or by filing a duly executed proxy bearing a later date. Any stockholder of record as of the record date attending the meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a stockholder at the meeting will not constitute revocation of a previously given proxy.

VOTING AND QUORUM

The holders of a majority in interest of all common stock, par value $.002 per share ("Common Stock"), issued, outstanding and entitled to vote are required to be present in person or be represented by proxy at the meeting in order to constitute a quorum for transaction of business. The election of a nominee for Director will be decided by plurality vote. Votes may be cast for or withheld from each nominee. Both abstentions and broker "non-votes" (that is, shares held by a broker or nominee that does not have the authority, either express or discretionary, to vote on a particular matter) are counted as present for the purposes of determining the existence of a quorum for the transaction of business. However, for purposes of determining the number of shares voting on a particular proposal, abstentions and broker "non-votes" are not counted as votes cast or shares voting.

The Corporation's principal executive offices are located at One Vision Drive, Natick, Massachusetts 01760, telephone number (508) 650-3000.

RECORD DATE AND VOTING SECURITIES

Only stockholders of record at the close of business on March 14, 2003 (the "Record Date") are entitled to receive notice of and to vote at the meeting. As of the close of business on the Record Date, there were 42,687,015 shares of Common Stock outstanding and entitled to vote. Each outstanding share of the Corporation's Common Stock entitles the record holder to one vote.

ELECTION OF DIRECTORS

The Board of Directors currently consists of six (6) directors. Pursuant to Massachusetts law, the Board of Directors is divided into three classes, with each class as nearly equal in number as possible. One class is elected each year for a term of three years. It is proposed that Robert J. Shillman and Reuben Wasserman, whose terms expire at this meeting, be elected to serve terms of three years and in each case until their successors are duly elected and qualified or until they sooner die, resign or are removed.

The persons named in the accompanying proxy will vote, unless authority is withheld, "for" the election of the nominees named below. The Board of Directors anticipates that each of the nominees, if elected, will serve as a director. If any nominee is unable to accept election, the persons named in the accompanying proxy will vote for such substitute as the Board of Directors may recommend. Should the Board of Directors not recommend a substitute for any nominee, the proxy will be voted for the election of the remaining nominee. The nominees are not related to each other or to any executive officer of the Corporation or its subsidiaries.

INFORMATION REGARDING DIRECTORS

Set forth below is certain information furnished to the Corporation by the Director nominees and by each of the incumbent Directors whose terms will continue after the meeting.

Name	Age	Year First Elected a Director	Position With the Corporation or Principal Occupation During the Past Five Years
Nominated for a term ending in 2006:			
Robert J. Shillman	56	1981	Since 1981, President, Chief Executive Officer and Chairman of the Board of Directors of the Corporation.
Reuben Wasserman	73	1990	Since 1985, an independent consultant serving high tech corporations, venture capital firms, and serving on numerous Boards. Prior to 1985 was Vice President of Strategic Planning for Gould, Inc. Mr. Wasserman also serves as a member of the Board of Directors of AMR, Inc., and as a business advisor to Andover Controls Corporation.
Serving a term ending in 2005:			
Jerald Fishman	57	1998	Since 1971, held various management positions at Analog Devices, Inc., and has been since 1997, President and Chief Executive Officer of Analog Devices, Inc. Mr. Fishman also serves as a member of the Board of Directors of Analog Devices, Inc. and Xilinx, Inc.
William Krivsky	73	1985	Since 1994, Principal of Kellogg, Krivsky & Buttler, Inc. and Chairman and CEO of Keyson Enterprises Inc. and The Keyson Company, Inc. From 1986 to 1994, Executive Vice President of Bird Corporation, a manufacturer and distributor of building materials and products and a provider of environmental services. Previously, Mr. Krivsky had served as CEO of Velcro Industries, N.V. Mr. Krivsky also serves as a member of the Board of Directors of Hitchiner Manufacturing.

2

Name	Age	Year First Elected a Director	Position With the Corporation or Principal Occupation During the Past Five Years
Serving a term ending in 2004:			
Patrick Alias	57	2001	Since 1991, Executive Vice President of the Corporation.
Anthony Sun	50	1982	Since 1979, a general partner, and since 1997 managing partner of Venrock Associates, a venture capital partnership. Mr. Sun also serves as a member of the Board of Directors of Phoenix Technologies Ltd., and several private companies.

BOARD OF DIRECTORS MEETINGS

During fiscal 2002, there were six meetings of the Board of Directors of the Corporation. All of the Directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by committees of the Board of Directors on which they served. Each non-employee Director received compensation in the amount of $7,000 for the fiscal year plus an additional $1,750 for each meeting attended. Each non-employee Director who served on a committee of the Board of Directors in 2002 received an annual fee of $2,000 per committee on which he served. Each Audit Committee member received an additional $500 for any telephonic meeting attended.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has a Compensation/Stock Option Committee whose members are Reuben Wasserman and Jerald Fishman, Chairman. The Compensation/Stock Option Committee determines the compensation to be paid to key officers of the Corporation and administers the Corporation's Stock Option Plans. The Compensation/Stock Option Committee met four times in fiscal 2002.

The Corporation also has an Audit Committee whose members are Reuben Wasserman, Jerald Fishman and William Krivsky, Chairman. For fiscal 2002, among other functions, the Audit Committee reviewed with the Corporation's independent auditors the scope of the audit for the year, the results of the audit when completed and the independent accountants' fees for services performed. The Audit Committee also recommended the independent accountants to the Board of Directors and reviewed with management various matters related to the Corporation's internal accounting controls. On March 5, 2003, the Board of Directors adopted a new Audit Committee Charter, a copy of which is attached as Appendix A to this Proxy Statement. Under this new charter, the Audit Committee is expected to, among other things, appoint the independent accountants, determine funding for the independent accountants and pre-approve all audit and permitted non-audit services. During fiscal 2002, the Audit Committee held six meetings, four of which were a telephonic meeting. Each member of the Audit Committee is "independent" as that term is defined in the applicable listing standards of the National Association of Securities Dealers.

The Corporation also has a Nominating Committee whose members are William Krivsky, Reuben Wasserman, and Jerald Fishman, Chairman. The Nominating Committee is responsible for identifying individuals qualified to serve as members of the Board and recommending to the Board nominees for election at each annual meeting of stockholders and when vacancies in the Board occur for any reason. During fiscal 2002, there were no meetings of the Nominating Committee as the full Board of Directors performed the functions of the Nominating Committee. In February 2003, the Nominating Committee met and recommended to the Board Robert J. Shillman and Reuben Wasserman as nominees for election at this year's meeting. The Nominating Committee will consider an individual for election to the Board of Directors recommended by a stockholder of record if the stockholder submits the nomination in compliance with the requirements of the Corporation's by-laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows as of February 21, 2003 any person who is known by the Corporation to be the beneficial owner of more than five percent of the Corporation's Common Stock. For purposes of this Proxy Statement, beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, agreement, understanding, relationship or otherwise has or shares the power to vote such security or to dispose of such security.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Robert J. Shillman .... Cognex Corporation One Vision Drive Natick, MA 01760	4,832,116(1)	11.1%
T. Rowe Price .... 100 E. Pratt Street Baltimore, MD 21202	3,457,300(2)	8.1%
Van Kampen Asset Management Inc .... One Parkview Plaza Oakbrook Terrace, IL 60181	2,321,112(3)	5.4%

(1) Includes 700 shares held by Mr. Shillman's wife and an aggregate of 7,000 shares held by Mr. Shillman's children. Includes also 217,450 shares which Mr. Shillman has the right to acquire upon the exercise of outstanding options exercisable currently or within 60 days of February 21, 2003.

(2) Information regarding T. Rowe Price Associates, Inc. ("Rowe Price") is based solely upon a Schedule 13G filed by Rowe Price with the Securities and Exchange Commission (the "Commission") on February 6, 2003, which indicates that Rowe Price held sole voting power over 353,000 shares and sole dispositive power over 3,457,300 shares.

(3) Information regarding Van Kampen Asset Management ("Van Kampen") is based solely upon Amendment No. 1 to Schedule 13G filed by Van Kampen with the Commission on February 28, 2003, which indicates that Van Kampen held shared voting and dispositive power over 2,321,112 shares.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

The following information is furnished as of February 21, 2003, with respect to Common Stock of the Corporation beneficially owned within the meaning of Rule 13d-3 of the Exchange Act by each Director of the Corporation, each Director nominee, each of the Named Executive Officers (as defined herein) and by all Directors and executive officers of the Corporation as a group. Unless otherwise indicated, the individuals named held sole voting and investment power over the shares listed below.

Name	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Robert J. Shillman	4,832,116(2)(3)	11.1%
Patrick Alias	217,929(2)	*
Anthony Sun	212,288(2)	*
Richard Morin	76,889(2)	*
James Hoffmaster	59,250(2)	*
Jerald Fishman	41,000(2)	*
William Krivsky	21,795(2)	*
Reuben Wasserman	20,000(2)	*
All Directors and Executive Officers as a group (8 persons)	5,481,267(2)(3)(4)	12.6%

* Less than 1%

(1) Percentages are calculated on the basis of 43,379,409 shares of Common Stock outstanding as of February 21, 2003. The total number of shares outstanding used in calculating the percentages also assumes that only the currently exercisable options or options which become exercisable within 60 days of February 21, 2003 held by the person to acquire shares of Common Stock are exercised, but does not include the number of shares of Common Stock underlying options held by any other person.

(2) Includes the following shares which the specified individual has the right to acquire upon the exercise of outstanding options, exercisable currently or within 60 days of February 21, 2003: Mr. Shillman, 217,450 shares; Mr. Alias, 214,000 shares; Mr. Sun, 70,000 shares; Mr. Morin, 74,500; Mr. Hoffmaster, 59,250 shares; Mr. Fishman, 41,000 shares; Mr. Krivsky, 10,000 shares; and Mr. Wasserman, 20,000 shares.

(3) See Footnote (1) under "Security Ownership of Certain Beneficial Owners."

(4) Includes 706,200 shares which certain Directors and executive officers have the right to acquire upon the exercise of outstanding options, exercisable currently or within 60 days of February 21, 2003.

The material in the following report and the performance graphs on pages 8 and 9 are not "soliciting material," are not deemed filed with the Commission and are not to be incorporated by reference in any filing of the Corporation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMPENSATION/STOCK OPTION COMMITTEE REPORT
ON EXECUTIVE COMPENSATION

The Corporation's executive compensation program is administered by the Compensation/Stock Option Committee (the "Committee"), which determines executive officer compensation annually. The Committee is composed of independent directors who are not employees of the Corporation and its determinations with respect to compensation for a fiscal year are made at the beginning of the fiscal year.

In its deliberations, the Committee considers (i) the levels of responsibility associated with each executive's position, (ii) the past performance of the individual executive, (iii) the extent to which any individual, departmental or Corporation-wide goals have been met, (iv) the overall competitive environment and the level of compensation necessary to attract and retain talented and motivated individuals in key positions, and (v) the recommendations of appropriate officers of the Corporation.

The Corporation's compensation program utilizes a combination of base salaries, annual bonuses and stock option awards.

In determining the base salaries paid to the Corporation's executive officers for the year ended December 31, 2002, the Committee considered, in particular, their levels of responsibility, salary increases awarded in the past, and the executive's experience and potential.

The Committee views annual bonuses as a vehicle for rewarding executives for meeting performance objectives. The Committee establishes individual and corporate performance targets each year. Executive officers are eligible to receive annual cash bonuses upon achievement of such predetermined performance targets. No annual bonuses were paid for the fiscal year ended December 31, 2002, however a quarterly bonus was earned in the fourth quarter of 2002 and reflected the achievement of predetermined targets related to the Corporation's pre-tax income and other metrics and individual goals for that particular quarter. The quarterly bonuses were paid in February 2003.

The Corporation's stock option program is intended to reward the participating executives for their efforts in building shareholder value and improving corporate performance over the long term. The stock option program also promotes the retention of talented executives. In determining the number of options granted to executive officers, the Committee takes into consideration options granted to such executives in previous years and the potential value which may be realized upon exercise of the options as a result of appreciation of the Corporation's stock during the option term.

The Internal Revenue Code limits the deduction a public company is permitted for compensation paid to the chief executive officer and to the four most highly compensated executive officers, other than the chief executive officer. Generally, amounts paid in excess of $1 million to a covered executive, other than performance-based compensation, cannot be deducted. In order to qualify as performance-based compensation under the tax law, certain requirements must be met, including approval of the performance measures by stockholders. In its deliberations, the Committee considers ways to maximize deductibility of executive compensation, while retaining the discretion the Committee considers appropriate to compensate executive officers at levels commensurate with their responsibilities and achievements.

Compensation of Robert J. Shillman, President, Chief Executive Officer and Chairman

The Committee established the compensation of Robert J. Shillman, the President, Chief Executive Officer and Chairman of the Board of Directors of the Corporation for the fiscal year ending December 31, 2002, using the same criteria that were used to determine the compensation of other executive officers as described above. In establishing Mr. Shillman's compensation for the fiscal year ending December 31, 2002, the Committee considered his level of responsibility, salary increases awarded in the past, and the significant role that Mr. Shillman has played in setting the strategic direction of the Corporation. Mr. Shillman's base compensation was not increased by the Committee for 2002. In addition, Mr. Shillman elected to forego his 2002 base salary due to the slowdown in the Corporation's business. Mr. Shillman was paid a bonus of $17,638 in February 2003, and he was granted options to purchase 117,000 shares of Common Stock at $21.740 per share on February 11, 2002 and 59,000 shares of Common Stock at $14.315 per share on September 23, 2002.

The foregoing report has been approved by all members of the Committee.

COMPENSATION/STOCK OPTION
COMMITTEE

JERALD FISHMAN, *Chairman*
REUBEN WASSERMAN

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS
PERFORMANCE GRAPH FOR COGNEX CORPORATION

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Corporation's Common Stock, based on the market price of the Corporation's Common Stock, with the total return on companies within the Nasdaq Stock Market-US Companies Index (the "Nasdaq-US Index") and the Center for Research in Security Prices ("CRSP") Nasdaq Lab Apparatus & Analytical, Optical, Measuring & Controlling Instrument (SIC 3820-3829 US Companies) Index (the "Nasdaq Lab Apparatus Index"). The Performance Graph assumes an investment of $100 in each of the Corporation and the two indices, and the reinvestment of any dividends. The historical information set forth below is not necessarily indicative of future performance. Data for the Nasdaq-US Index and the Nasdaq Lab Apparatus Index was provided to the Corporation by CRSP. For fiscal year 2002, the Corporation has selected the Nasdaq Lab Apparatus Index because the Corporation believes this newly selected index provides a more meaningful comparison because the companies that comprise the new index are more representative of its peers. In accordance with Commission rules, the Corporation has also included the CRSP – Nasdaq Computer and Data Processing Index in the following performance graph which was the index used in the immediately preceding year.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS

PERFORMANCE GRAPH FOR COGNEX CORPORATION

Produced on 02/03/2003 including data to 12/31/2002



	12/1997	12/1998	12/1999	12/2000	12/2001	12/2002
Cognex Corporation	$100.0	$73.4	$143.1	$81.2	$94.0	$67.6
Nasdaq Stock Market (US Companies)	$100.0	$141.0	$261.5	$157.4	$124.9	$86.3
NASDAQ Stocks (SIC 3820-3829 US Companies) Lab Apparatus & Analyt, Opt, Measuring, & Controlling Instr	$100.0	$89.3	$207.8	$158.9	$145.9	$83.6

8

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Corporation's Common Stock, based on the market price of the Corporation's Common Stock, with the total return on companies within the Nasdaq-US Index and the CRSP Nasdaq Computer and Data Processing Stocks (SIC 7370-7379 US & Foreign Companies) Index. The Performance Graph assumes an investment of $100 in each of the Corporation and the two indices, and the reinvestment of any dividends.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS

PERFORMANCE GRAPH FOR COGNEX CORPORATION

Produced on 02/25/2003 including data to 12/31/2002



	12/1997	12/1998	12/1999	12/2000	12/2001	12/2002
Cognex Corporation	$100.0	$73.4	$143.1	$81.2	$94.0	$67.6
Nasdaq Stock Market (US Companies)	$100.0	$141.0	$261.5	$157.4	$124.9	$86.3
Nasdaq Computer and Data Processing Stocks SIC 7370-7379 US & Foreign	$100.0	$178.4	$392.4	$180.6	$145.4	$100.3

COMPENSATION COMMITTEE INTERLOCKS
AND INSIDER PARTICIPATION

The members of the Compensation/Stock Option Committee during fiscal 2002 were Mr. Fishman and Mr. Wasserman. Neither of them has served as an officer or employee of the Corporation or any of its subsidiaries, nor had any other business relationship or affiliation with the Corporation or any of its subsidiaries (other than his service as a Director).

CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

On June 30, 2000, the Corporation became a Limited Partner in Venrock Associates III, L.P., a venture capital fund. The Company has committed to a total investment in the limited partnership of up to $25,000,000, of which $10,375,000 had been contributed as of December 31, 2002. The commitment to contribute capital expires on January 1, 2005 and the Company does not have the right to withdraw from the partnership prior to December 31, 2010. Mr. Sun is a managing general partner of Venrock Associates.

In May 2001, Mr. Hoffmaster, Executive Vice President and Chief Operating Officer of the Corporation, received a personal, non-interest bearing loan from the Corporation in the principal amount of $200,000. The Corporation automatically applies any cash bonus payments (less applicable taxes and deductions) earned by Mr. Hoffmaster to the repayment of the loan balance. The loan must be repaid upon the termination of Mr. Hoffmaster's employment; *provided, however*, if the Corporation terminates Mr. Hoffmaster's employment for any reason other than cause, then the unpaid balance shall be forgiven. The largest aggregate amount outstanding under the loan during 2002 was $200,000. The amount outstanding as of March 3, 2003 was $192,788.

EXECUTIVE COMPENSATION

The following table sets forth the compensation awarded to, earned by or paid to (i) the Corporation's Chief Executive Officer and (ii) three other Executive Officers whose total annual salary and bonus exceeded $100,000 for all services rendered in all capacities to the Corporation and its subsidiaries in 2002 (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation		Long Term Compensation Awards	
Name and Principal Position	Year	Salary(1)	Bonus(1)	Securities Underlying Options (Shares)	All Other Compensation(2)
Robert J. Shillman	2002	$ 0	$ 17,638	176,000	$ 5,726
President & Chief Executive Officer	2001	$ 89,190	$ 0	41,450	$ 5,670
	2000	$309,998	$558,000	60,000	$ 5,767
James Hoffmaster	2002	$280,000	$ 12,663	23,123	$ 6,735
Executive Vice President & Chief	2001	$135,471	$ 0	300,000	$53,427(3)
Operating Officer	2000	—	—	—	—
Patrick Alias	2002	$222,246	$ 10,537	0	$10,447
World Wide Sales & Marketing	2001	$236,896	$ 0	1,800	$ 7,016
Executive Vice President	2000	$233,000	$291,250	40,000	$ 5,577
Richard Morin	2002	$195,827	$ 7,055	35,000	$ 8,682
Chief Financial Officer, Senior Vice	2001	$176,058	$ 0	4,000	$ 7,853
President, and Treasurer	2000	$163,000	$122,500	17,000	$ 5,392

(1) Salary and bonus amounts are presented in the year earned. The payment of such amounts may have occurred in other years.

(2) Includes the following amounts paid by the Corporation for insurance premiums for the benefit of the Named Executive Officer: (i) in 2002: for Mr. Shillman $2,322, for Mr. Hoffmaster $1,235, for Mr. Alias $2,147, and for Mr. Morin $929; (ii) in 2001: for Mr. Shillman $570, for Mr. Hoffmaster $643, for Mr. Alias $1,916 and for Mr. Morin $690; and (iii) in 2000: for Mr. Shillman $690, for Mr. Alias $944 and for Mr. Morin $690. Includes the following contributions made by the Corporation under its 401k Plan: (i) in 2002: for Mr. Shillman $0, for Mr. Hoffmaster $5,500, for Mr. Alias $5,000 and for Mr. Morin $5,000; (ii) in 2001: for Mr. Shillman $5,100, for Mr. Hoffmaster $2,784, for Mr. Alias $5,100 and for Mr. Morin $5,100; and (iii) in 2000: for Mr. Shillman $5,077, for Mr. Alias $4,633 and for Mr. Morin $4,702. In addition, includes miscellaneous fringe benefits: in 2002: for Mr. Shillman $3,404, for Mr. Alias $3,300 and for Mr. Morin $2,754; in 2001: for Mr. Morin $2,063.

(3) Includes a relocation payment of $50,000.

Termination Agreement

On June 4, 2001, the Corporation and Mr. Hoffmaster entered into a termination agreement, which provides for severance benefits to Mr. Hoffmaster in the event his employment is terminated under certain circumstances. In the event the Corporation terminates Mr. Hoffmaster for any reason other than "cause" and not in connection with a change of control, the Corporation will pay Mr. Hoffmaster an aggregate amount, in no event exceeding $240,000, in accordance with a formula that takes into account his remaining non-compete period and any pre-tax gain realized or realizable in connection with his stock options. If, however, (i) within 12 months following a change of control, Mr. Hoffmaster is terminated by the surviving entity for reasons other than "cause" or (ii) Mr. Hoffmaster voluntarily terminates his employment following a change of control upon the occurrence of certain events, the surviving entity will pay Mr. Hoffmaster an aggregate amount, in no event exceeding $240,000, in accordance with a formula that takes into account the number of months that he was an employee of the Corporation and the surviving entity. In addition, a number of stock options held by Mr. Hoffmaster, which number shall be determined based on his number of full months of employment, will accelerate and become exercisable.

Option Grants in Last Fiscal Year

The following table provides information on option grants in fiscal 2002 to the Named Executive Officers. Pursuant to applicable regulations of the Commission, the following table also sets forth the hypothetical value which might be realized with respect to such options based on assumed rates of stock appreciation of 5% and 10% compounded annually from date of grant to the end of the option terms.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2) | |
Name	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal 2002(1)	Exercise or Base Price (per share)	Expiration Date	5%	10%
Robert J. Shillman	57,000(3)	2.58%	$21.740	2/11/12	$779,314	$1,974,934
President & CEO	60,000(4)	2.71%	$21.740	2/11/12	$820,330	$2,078,878
	59,000(5)	2.67%	$14.315	9/23/12	$531,155	$1,346,051
James Hoffmaster	23,123(4)	1.05%	$21.740	2/11/12	$316,142	$ 801,165
Executive Vice President and Chief Operating Officer						
Richard Morin	20,000(4)	0.90%	$21.740	2/11/12	$273,443	$ 692,959
Chief Financial Officer, Senior Vice President, and Treasurer	15,000(6)	0.68%	$24.035	1/21/12	$226,732	$ 574,584

(1) A total of 2,210,532 options were granted to employees of the Corporation for recognition of services rendered in fiscal year 2002.

(2) These values are based on assumed compound rates of appreciation specified by the Commission. Actual gains, if any, on shares acquired on option exercises are dependent on the future performance of the Corporation's Common Stock. There can be no assurance that the values reflected in this table will be achieved.

(3) These options have a ten year term and became exercisable in full on January 1, 2003.

(4) These options have a ten year term and become exercisable as follows: 40% on January 1, 2003 and 20% on each January 1 for the subsequent three years.

(5) These options have a ten year term and become exercisable in full on January 1, 2004.

(6) These options have a ten year term and become exercisable in four equal annual installments commencing January 21, 2003.

Aggregated Option Exercises in Last Fiscal Year and 12/31/02 Option Values

The following table sets forth the aggregated number of options to purchase shares of Common Stock exercised by the Named Executive Officers in 2002 and the value of the Named Executive Officers' unexercised options at December 31, 2002.

Name	Shares Acquired On Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at 12/31/02 Exercisable	Unexercisable	Value of Unexercised In-The-Money Options at 12/31/02(2) Exercisable	Unexercisable
Robert J. Shillman .... President & CEO	157,600	$2,014,926	101,450	351,800	$105,091	$366,176
James Hoffmaster .... Executive Vice President and Chief Operating Officer	0	$ 0	50,000	273,123	$ 0	$ 0
Patrick Alias................. WorldWide Sales & Marketing Executive Vice President	35,000	$ 707,249	144,000	117,600	$999,906	$180,692
Richard Morin .... Chief Financial Officer, Senior Vice President and Treasurer	0	$ 0	41,500	111,500	$ 0	$ 5,185

(1) The value realized on exercise represents the difference between the exercise prices of the stock options and the trading price of the Corporation's Common Stock on the NASDAQ National Market System on the date of exercise, multiplied by the number of shares underlying the options.

(2) The value of unexercised in-the-money stock options represents the difference between the exercise prices of the stock options and the closing price of the Corporation's Common Stock on the NASDAQ National Market System on December 31, 2002 of $18.43, multiplied by the number of shares underlying the options.

INDEPENDENT ACCOUNTANTS

The Board of Directors has appointed PricewaterhouseCoopers LLP as independent accountants to examine the consolidated financial statements of the Corporation and its subsidiaries for the fiscal year ended December 31, 2003. Going forward, in accordance with the Audit Committee Charter adopted on March 5, 2003, the Audit Committee shall have the sole authority to appoint and terminate the independent accountants.

A representative of PricewaterhouseCoopers LLP is expected to be present at the meeting and will have the opportunity to make a statement if he or she so desires and to respond to appropriate questions. The engagement of PricewaterhouseCoopers LLP was approved by the Board of Directors at the recommendation of the Audit Committee of the Board of Directors.

REPORT OF THE AUDIT COMMITTEE[1]

The following is the report of the Audit Committee with respect to the Corporation's audited financial statements for the fiscal year ended December 31, 2002.

The Audit Committee has reviewed and discussed the Corporation's audited financial statements with management. The Audit Committee has discussed with PricewaterhouseCoopers LLP, the Corporation's independent accountants, the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees* which provides that certain matters related to the conduct of the audit of the Corporation's financial statements are to be communicated to the Audit Committee. The Audit Committee has also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 relating to the accountant's independence from the Corporation, has discussed with PricewaterhouseCoopers LLP their independence from the Corporation, and has considered the compatibility of non-audit services with the accountant's independence.

The Audit Committee acts pursuant to the Audit Committee Charter, a copy of which is attached as Appendix A to this Proxy Statement. Each of the members of the Audit Committee qualifies as an "independent" Director under the current listing standards of Nasdaq.

Fees charged by PricewaterhouseCoopers LLP for services rendered in auditing the Corporation's annual financial statements for the most recent fiscal year and reviewing the financial statements included in the Corporation's quarterly reports on Form 10-Q for the most recent fiscal year, as well as the fees charged by PricewaterhouseCoopers LLP for other professional services rendered during the most recent fiscal year are as follows:

Fees for fiscal 2002:

Audit Fees	$201,000
Financial Information Systems Design And Implementation Fees	$ 0
All Other Fees (which include statutory audits and review of SEC filings of $107,000; tax compliance of $271,000; tax consultation of $284,000 and due diligence of $54,000)	$734,000

The Audit Committee has considered and determined that the provision of the non-audit services described above is compatible with maintaining the auditor's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Corporation's Board of Directors that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

AUDIT COMMITTEE

WILLIAM KRIVSKY, *Chairman*
JERALD FISHMAN
REUBEN WASSERMAN

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[1] The material in this report, including the Audit Committee Charter, is not "soliciting material," is not deemed filed with the Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMPLIANCE WITH SECTION 16(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's officers and Directors and persons owning more than 10% of the outstanding Common Stock of the Corporation to file reports of ownership and changes in ownership with the Commission. Officers, Directors and greater than 10% holders of Common Stock are required by the Commission's regulation to furnish the Corporation with copies of all forms they file with the Commission under Section 16(a).

Based solely on copies of such forms furnished as provided above, the Corporation believes that during the year ended December 31, 2002, all Section 16(a) filing requirements applicable to its Officers, Directors and owners of greater than 10% of its Common Stock were complied with, except that Robert J. Shillman failed to timely report one transaction.

DEADLINES FOR SUBMISSION OF
STOCKHOLDER PROPOSALS

Under regulations adopted by the Commission, any proposal submitted for inclusion in the Corporation's Proxy Statement relating to the 2004 Annual Meeting of Stockholders must be received at the Corporation's principal executive offices in Natick, Massachusetts on or before November 22, 2003. Receipt by the Corporation of any such proposal from a qualified stockholder in a timely manner will not ensure its inclusion in the proxy material because there are other requirements in the proxy rules for such inclusion.

In addition to the Commission requirements regarding stockholder proposals, the Corporation's By-Laws contain provisions regarding matters to be brought before stockholder meetings. If stockholder proposals, including proposals regarding the election of Directors, are to be considered at the 2004 Annual Meeting, notice of them whether or not they are included in the Corporation's proxy statement and form of proxy, must be given by personal delivery or by United States mail, postage prepaid, to the Clerk of the Corporation on or before February 13, 2004. Proxies solicited by the Board of Directors will confer discretionary voting authority with respect to these proposals subject to SEC rules governing the exercise of this authority.

It is suggested that any stockholder proposal be submitted by certified mail, return receipt requested.

OTHER MATTERS

Management knows of no matters which may properly be and are likely to be brought before the meeting other than the matters discussed herein. However, if any other matters properly come before the meeting, the persons named in the enclosed proxy will vote in accordance with their best judgment.

The cost of this solicitation will be borne by the Corporation. It is expected that the solicitation will be made primarily by mail, but regular employees or representatives of the Corporation (none of whom will receive any extra compensation for their activities) may also solicit proxies by telephone, telegraph and in person and arrange for brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals at the expense of the Corporation.

FORM 10-K REPORT

The Corporation will provide each beneficial owner of its securities with a copy of its annual report on Form 10-K, including the financial statements and schedules thereto, required to be filed with the Securities and Exchange Commission for the Corporation's most recent fiscal year, without charge, upon receipt of a written request from such person. Such request should be sent to Department of Investor Relations, Cognex Corporation, One Vision Drive, Natick, Massachusetts, 01760.

VOTING PROXIES

The Board of Directors recommends an affirmative vote on all proposals specified. Proxies will be voted as specified. If a properly signed proxy is returned, but not marked as to a particular proposal, the shares represented by such proxy will be voted in favor of the Board of Directors' recommendations.

By order of the Board of Directors

ANTHONY J. MEDAGLIA, JR., *Clerk*

Natick, Massachusetts
March 21, 2003

COGNEX CORPORATION

AUDIT COMMITTEE CHARTER

I. Purpose

The primary function of the Audit Committee of Cognex Corporation (the "Corporation") is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee encourages continuous improvement of, and adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.

- Review and appraise the audit efforts of the Corporation's independent accountants.

- Provide an open avenue of communication among the independent accountants, financial and senior management, and the Board of Directors.

II. Composition

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall satisfy the independence and experience requirements of applicable statutes and regulations, including those of the Marketplace Rules of the National Association of Securities Dealers, Inc. (*"NASD"*).

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board and shall serve until their successors shall be duly elected and qualified. The members of the Audit Committee may be replaced or removed by the Board at any time with or without cause. Resignation or removal of a Director from the Board, for whatever reason, shall automatically and without any further action constitute resignation or removal, as applicable, from the Audit Committee. Any vacancy on the Audit Committee, occurring for whatever reason, may be filled only by the Board. Unless a Chair is designated by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

A member of the Audit Committee may not, other than in his capacity as a member of the Audit Committee, the Board or any other committee established by the Board, receive from the Corporation any consulting, advisory or other compensatory fee from the Corporation.

III. Meetings

The Audit Committee shall meet as often as it determines is appropriate to carry out its responsibilities under this charter, but not less than four times per year. A majority of the members of the Audit Committee shall constitute a quorum for purposes of holding a meeting and the Audit Committee may act by a vote of a majority of the members present at such meeting. In lieu of a meeting, the Audit Committee may act by unanimous written consent. The Chair of the Audit Committee, in consultation with the other committee members, may determine the frequency and length of the committee meetings and may set meeting agendas consistent with this Charter.

IV. Responsibilities and Authority

In meeting its purpose, the Audit Committee is expected to:

Documents/Report Review

1.   Review and assess this Charter at least annually, and as conditions dictate, and recommend to the Board any amendments or modifications to the Charter that the Audit Committee deems appropriate.

2.   Review the organization's annual and quarterly financial statements submitted to the Securities and Exchange Commission (the *"SEC"*) on Forms 10-K and 10-Q.

3.   Review with financial management and the independent accountants the Corporation's quarterly results prior to the release of earnings.

Independent Accountants

4.   Have the sole authority to appoint, terminate and determine funding for the Corporation's independent accountants.

5.   Instruct the independent accountants to report directly to the Audit Committee.

6.   Request that the independent auditor provide the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1, as modified or supplemented, require that the independent auditor submit to the Audit Committee on a periodic basis a formal written statement delineating all relationships between the independent auditor and the Corporation, discuss with the independent auditor any disclosed relationships or services that may impact the objectivity and independence of the independent auditor, and based on such disclosures, statement and discussion take appropriate action in response to the independent auditor's report to satisfy itself of the independent auditor's independence.

7.   Review the performance of the independent accountants with the Corporation's senior financial management.

8.   Pre-approve all auditing services and the terms thereof (which may include providing comfort letters in connection with securities underwritings) and non-audit services (other than non-audit services prohibited under Section 10A(g) of the Securities Exchange Act of 1934 (the *"Exchange Act"*) or the applicable rules of the SEC or the Public Company Accounting Oversight Board) to be provided to the Corporation by the independent auditor; *provided, however*, the pre-approval requirement is waived with respect to the provision of non-audit services for the Corporation if the "de minimus" provisions of Section 10A(i)(1)(B) of the Exchange Act are satisfied. This authority to pre-approve non-audit services may be delegated to one or more members of the Audit Committee, who shall present all decisions to pre-approve an activity to the full Audit Committee at its first meeting following such decision.

Financial Reporting Processes

9.   Meet with the independent auditors and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors, including any serious difficulties or disputes with management encountered during the course of the audit.

10.   Review with the independent auditors and senior financial personnel the adequacy and effectiveness of the accounting and financial controls of the Corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or

procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

11. Discuss with the independent accountants any audit findings pursuant to Section 10A of the Private Securities Litigation Reform Act of 1995. (Among other things, this section requires each audit to include procedures regarding detection of illegal acts, identification of related party transactions and evaluation of the issuer's ability to continue as a going concern.)

12. In consultation with the independent accountants, review the integrity of the organization's financial reporting processes, both internal and external.

13. Consider the independent accountants' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

14. Discuss with management and the independent accountants the accounting policies of the Corporation which may be viewed as critical; the nature and extent of any significant changes in accounting principles or the application thereof; significant judgment areas; significant risks and exposures and the steps management has taken to minimize such risks to the Corporation; and the quality and adequacy of the Corporation's accounting policies and estimates.

15. Review and discuss with the independent auditor those matters brought to the attention of the Audit Committee by the auditors pursuant to Statement on Auditing Standards No. 61 (*"SAS 61"*), including internal control matters, fraud, the auditor's responsibility under generally accepted auditing standards, significant audit adjustments and other such items.

16. Based on the Audit Committee's review and discussions (1) with management of the audited financial statements, (2) with the independent auditor of the matters required to be discussed by SAS 61, and (3) with the independent auditor concerning the independent auditor's independence, make a recommendation to the Board as to whether the Corporation's audited financial statements should be included in the Corporation's Annual Report on Form 10-K for the last fiscal year.

Procedures for Addressing Complaints and Concerns

17. Establish procedures for (1) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters and (2) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. The Audit Committee may review and reassess the adequacy of these procedures periodically and adopt any changes to such procedures that the Audit Committee deems necessary or appropriate.

Related Party Transactions

18. The Committee shall conduct an appropriate review of all related party transactions on an ongoing basis, and the approval of the Committee shall be required for all related party transactions.

Other

19. Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Audit Committee.

20. Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

21.   Prepare the report required by Item 306 of Regulation S-K of the Exchange Act (or any successor provision) to be included in the Corporation's annual proxy statement.

22.   The Audit Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

23.   The Audit Committee may engage independent counsel and such other advisors it deems necessary or advisable to carry out its responsibilities and powers, and, if such counsel or other advisors are engaged, shall determine the compensation or fees payable to such counsel or other advisors.

24.   The Committee shall perform such other functions as required by law, the Corporation's charter or bylaws, or the Board of Directors.

25.   Provide an independent, direct communication link between the Board of Directors and the independent accountants.

Notwithstanding the responsibilities and authority of the Audit Committee set forth in this Charter, the Audit Committee does not have the responsibility of planning or conducting audits of the Corporation's financial statements or determining whether the Corporation's financial statements are complete, accurate and in accordance with GAAP. Such responsibilities are the duty of management and, to the extent of the independent auditor's audit responsibilities, the independent auditor.

In carrying out its responsibilities, the Audit Committee shall be entitled to rely upon advice and information that it receives in its discussions and communications with management, the independent auditor and such experts, advisors and professionals with whom the Audit Committee may consult. The Audit Committee shall have the authority to request that any officer or employee of the Corporation, the Corporation's outside legal counsel, the Corporation's independent auditor or any other professional retained by the Corporation to render advice to the Corporation attend a meeting of the Audit Committee or meet with any members of or advisors to the Audit Committee.

ADOPTED: March 5, 2003